Mark E. Crone

Managing Partner

mcrone@cronelawgroup.com

Joe Laxague

Partner

jlaxague@cronelawgroup.com

VIA EDGAR

May 27, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn: Scott Anderegg

Re:	Imperalis Holding Corp. Registration Statement on Form 10-12G Filed April 13, 2021 File No. 000-52140

Dear Mr. Anderegg:

We write on behalf of Imperalis Holding Corp. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated May 11, 2021, commenting on the Company’s Registration Statement on Form 10-12G filed April 13, 2021 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Registration Statement on Form 10 filed April 13, 2021

Business

CBD Products, page 1

1.                  We note your statement that "CBD is derived from industrial hemp, and because of its low Tetrahydrocannabinol (THC) content, is lawful in the United States and has no measurable psychoactive effects." However, we also note that some states restrict the purchase, sale and/or possession of CBD and that CBD products must comply with other applicable laws, such as the FD&C Act. We further note your disclosure that cannabis remains illegal under federal law and "[w]e would likely be unable to execute our business plan if the federal government were to enforce federal law regarding cannabis and applied such laws to low THC containing hemp, or other federal or state laws were to be extended to our business." Please remove or revise your statement as to the legality of CBD accordingly, or provide us with the legal analysis supporting such statement.

Response: In response to this comment, the Registration Statement has been amended to remove reference to the legality of CBD under the “CBD Products” section on page 1.

Scott Anderegg

United States Secrities and Exchange Commission

May 27, 2021

Customers and Marketing, page 5

2.                  We note your reference to your website: "Our products are currently marketed through our website, cannacuresciences.com." Your website appears not to be working. Please revise your disclosure accordingly.

Response: The Company’s website, including its e-commerce functions, are online and functional. The Commission may have visited the site while its was briefly down for maintenance.

Regulatory Requirements, page 6

3.                  We note your bullet point list of regulations and/or laws governing your business. Please revise to discuss the effects of the various regulations that you describe here on your business with a view to understanding how the regulations are applicable to you. In this regard, please revise to provide more details concerning government approval of CBD related products. In this regard, we note that the FDA has only approved one CBD product. Please also disclose, if true, that your CBD products have not been approved. Please see Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

Response: In response to this comment, the Registration Statement has been amended under the “Regulatory Requirements” section to include a summary of FDA regulations and policies as they apply to the Company’s products, including the fact that its two “Tincture” products have not been approved by the FDA. In addition, an additional risk factor regarding this issue has been added under the “Risk Factors” section of the Registration Statement.

4.                  Please also discuss the testing procedures, if any, for your CBD products, including whether the lab(s) performing tests on your CBD products meet the “ISO 17025” or other applicable standards. If you are not having your CBD products tested please add a risk factor on the potential consequences on your business.

Response: In response to this comment, the Registration Statement as been amended to add an additional risk factor under the “Risk Factors” section disclosing the fact that the Company’s products are not independently tested and describing the related potential risks and consequences to the Company’s business.

Risk Factors

Our stock price has been extremely volatile and our common stock is not listed on a national stock exchange; ...., page 13

Scott Anderegg

United States Secrities and Exchange Commission

May 27, 2021

5.                  We note your disclosure that "[a]n active public market for our common stock currently exists on the OTC Markets (www.otcmarkets.com) but may not be sustained." However, it appears that OTC Markets has discontinued the display of quotes for your shares on www.otcmarkets.com. Please revise this risk factor to disclose this fact and to discuss the risks to investors of buying your shares given that the OTC Markets Group has designated your securities as 'Caveat Emptor' and placed a skull and crossbones icon next to your stock symbol to "inform investors that there may be reason to exercise additional caution and perform thorough due diligence before making an investment decision" in your securities.

Response: In response to this comment, this risk factor described in the comment has been expanded to discuss the “caveat emptor” designation currently applied by OTC Markets and the risks to investors posed by this designation.

General

6.                  Please acknowledge that your registration statement will become effective by operation of law 60 days from the date you filed it, that you will be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934 beginning at such time, and that we may continue to comment on your registration statement after the effective date.

Response: In response to this comment, we acknowledge, on behalf of the Company, that:

•	The Registration Statement will become effective by operation of law 60 days after the date it was filed;
•	That the Company will be responsible for filing reports required by Section 14 of the Securities Exchange Act of 1934 beginning at such time; and
•	That the Commission may continue to comment on the Registration Statement after the effective date.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By: /s/ Joe Laxague

Joe Laxague, Esq.